Exhibit 99.1

Kitov Pharmaceuticals to Announce Interim Results of the Pivotal Phase III Trial on December 15, 2015 at 7:00am ET

Company to hold press conference in Tel Aviv at 2:00 pm local time

Tel Aviv, Israel, December 10, 2015 – Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV) (TASE: KTOV), a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions, today announced it expects to have received the completed statistical analysis, and to publish the interim results from its recently concluded pivotal Phase III trial of its combination drug candidate KIT-302 at 7:00am ET on Tuesday, December 15, 2015. In conjunction with the release of the anticipated announcement, Kitov management will hold a press conference at 2:00pm local time in Tel Aviv, Israel at the Hilton Tel Aviv Hotel. The press conference will be webcast live and a playback will be available at www.kitovpharma.com. The link for the live webcast together with an updated company presentation will be published together with interim results.

The Phase III trial, conducted under the auspices of the U.S. Food & Drug Administration, is evaluating Kitov’s lead drug candidate KIT-302 for the treatment of high blood pressure and pain caused by osteoarthritis. KIT-302 is a combination drug comprised of two drugs that are already FDA-approved, amlodipine besylate for the reduction of high blood pressure and celecoxib for reduction of pain caused by osteoarthritis.

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a biopharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov’s lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine besylate. Kitov is traded on the Nasdaq Capital Market (Nasdaq: KTOV) and the Tel-Aviv Stock Exchange (TASE: KTOV).

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO
+972-2-6254124
Simcha@kitovpharma.com